

Mail Stop 4561

January 25, 2016

Clayton J. Haynes
Chief Financial Officer and Treasurer
Acacia Research Corporation
520 Newport Center Drive
Newport Beach, California 92660

> **Re:** **Acacia Research Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **File No. 000-26068**

Dear Mr. Haynes:

We have reviewed your January 4, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 4, 2015 letter.

General

1. We note from your disclosure on page F-12 of your Form 10-K for the fiscal year ended December 31, 2014 that goodwill is tested for impairment on an annual basis on December 31st. Please tell us the methods and assumptions used in your annual goodwill impairment test as of December 31, 2015. In that regard, please also tell us your basis and reasons for using the methods and assumptions in estimating the fair value of reporting units.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant
Office of Information Technologies
and Services